SEC Form 4/A
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Simpson, Michael (Last) (First) (Middle) 3400 North Wolf Road (Street) Franklin Park, IL 60131 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol A. M. Castle & Co. CAS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) February 2002 5. If Amendment, Date of Original (Month/Year) 03/11/2002	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Chairman of the Board
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	02/26/2002	J (1) |	940.0000 | A |	100,496.0000	D
Common Stock	02/26/2002	J (1) |	903.8740 | D |	0.0000	I	By PAYSOP Plan
Common Stock				10,546.0000	I	Note 1
Common Stock				22,781.0000	I	Note 2
Common Stock				262,433.0000	I	Note 3
Common Stock				67,463.0000	I	Note 4
Common Stock				157,871.0000	I	Note 5

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Simpson, Michael - February 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
2001 Stock Option	$11.00	07/26/2001	A | V	(A) 10,000.00	07/26/2002 | 07/26/2011	Common Stock - 10,000.00		10,000.00	D
1996 Stock Option	$18.75				07/25/1997 | 07/25/2006	Common Stock - 3,000.00		3,000.00	D
1997 Stock Option	$21.88				07/25/1998 | 07/25/2007	Common Stock - 3,000.00		3,000.00	D
1998 Stock Option	$20.25				07/24/1999 | 07/24/2008	Common Stock - 3,000.00		3,000.00	D
1999 Stock Option	$16.00				07/22/2000 | 07/21/2009	Common Stock - 3,000.00		3,000.00	D
2000 Stock Option	$10.00				07/27/2001 | 07/27/2010	Common Stock - 10,000.00		10,000.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Jerry M. Aufox under Power of Attorney for Michael Simpson Page 2 SEC 1474 (3-99)

Simpson, Michael - February 2002
Form 4 (continued)
FOOTNOTE Descriptions for A. M. Castle & Co. CAS

Form 4 - February 2002

Michael Simpson
3400 North Wolf Road

Franklin Park, IL 60131
Explanation of responses:

 (1)   Purchase pursuant to dividend reinvestment plan

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